                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                    FORM 6-K

                         REPORT OF FOREIGN PRIVATE ISSUER

                        PURSUANT TO RULE 13a-16 OR 15D-16
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                         FOR THE MONTH OF APRIL 2005

                              TELECOM ITALIA S.p.A.
                 (Translation of registrant's name into English)

                                Piazza degli Affari 2
                                20123 Milan, Italy
                     (Address of principal executive offices)

          Indicate by check mark whether the registrant files
          or will file annual reports under cover of Form 20-F or Form 40-F:

                          FORM 20-F [X]   FORM 40-F [ ]

          Indicate by check mark if the registrant
          is submitting the Form 6-K in paper
          as permitted by Regulation S-T Rule 101(b)(1): [ ]

          Indicate by check mark if the registrant
          is submitting the Form 6-K in paper
          as permitted by Regulation S-T Rule 101(b)(7): [ ]

          Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b)
          under the Securities Exchange Act of 1934.

                               YES [ ]     NO [X]

          If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _______

The Telecom Italia securities referred to herein that will be issued in connection with the merger described herein have not been, and are not intended to be, registered under the U.S. Securities Act of 1933 (the Securities Act) and may not be offered or sold, directly or indirectly, into the United States except pursuant to an applicable exemption. The Telecom Italia securities are intended to be made available within the United States in connection with the merger pursuant to an exemption from the registration requirements of the Securities Act.

PRESS RELEASE

BOARD APPROVES 2005-2007 GROUP STRATEGIC TARGETS

FOLLOWING TELECOM ITALIA-TIM MERGER AND INTERNET SECTOR RESTRUCTURING

AVERAGE ANNUAL REVENUE GROWTH SEEN BETWEEN 4% AND 6%, OPERATING RESULT BETWEEN 7% AND 9%

TELECOM ITALIA-TIM MERGER EXPECTED TO GENERATE SYNERGIES WORTH 1.5 BILLION EURO

END 2007 NET FINANCIAL DEBT SEEN IN LINE WITH END 2004 LEVEL (CIRCA 33 BILLION EURO BASED ON IAS/IFRS STANDARDS)

Milan, April 7, 2005 – The Board of Directors of Telecom Italia met today, under the Chairmanship of Marco Tronchetti Provera, to approve the Group’s strategic targets.

For the period 2005-2007, taking IAS/IFRS accounting standards into consideration, average yearly growth is expected as follows:

•

revenues between 4 and 6%, adjusted for variations in the area of consolidation and exchange rates;

•

Operating result before amortizations between 6 and 8%, adjusted for variations in the scope of consolidation and exchange rates, and excluding non-recurring charges;

•

Operating result between 7 and 9%, adjusted for variations in the scope of consolidation and exchange rates, and excluding non-recurring charges.

These economic targets include part of the synergies deriving from the merger with Tim, estimated at a total of 1.5 billion euro for the period 2005-2007.

The integration of the fixed and mobile platforms will allow the Group to take advantage of rapidly evolving technological change and respond more effectively to customer demand for easier access to services and products.

On the domestic market, growth will be mainly driven by the development and distribution of innovative services linked to continually increasing availability of bandwidth (ADSL), UMTS and Digital Terrestrial Television.

The expertise and know-how developed by the Group in Italy are the basis for further value creation in international markets, where the Group intends to strengthen its already solid presence. Selective expansion in the European broadband market, in particular, will continue.

Industrial investments in the period 2005-2007 will total approximately 14 billion euro, more than 70% of which will go towards innovation and development.

At the end of 2007, net financial debt is expected to be in line with the level at the end of 2004 (approximately 33 billion euro applying IAS/IFRS standards). It is expected, therefore, that the debt increase generated by the TIM takeover will be absorbed over the period 2005-2007, mainly through cash generation including the total financial benefits deriving from the synergies.

The Telecom Group’s strategic targets will be explained on Telecom Day which will take place on Tuesday 12 April.

Telecom Italia

Media Relations

Corporate and Wireline Press Office

+39.06.3688.2610

www.telecomitalia.it/stampa

Telecom Italia

Investor Relations

+39.02.8595.4131

www.telecomitalia.it/investor_relation

                           Cautionary  Statement  for Purposes of the "Safe Harbor" Provisions of the
                      United States Private Securities Litigation Reform Act of 1995.

                           The Private Securities Litigation  Reform  Act  of  1995  provides a "safe harbor" for forward-looking statements. The press release included in this Form
                      6-K contains certain forward-looking statements, including, but not limited to, discussion  of  the  post-transaction capital structure, cash flow  and  credit profile  of  the Telecom  Italia  Group,  and  the  changing  dynamics  of  the marketplace, including continuing developments in technologies.  Actual results may differ materially  from  those projected or implied in such forward-looking statements. Such forward-looking  information  involves risks and uncertainties that could significantly affect expected results  and  are based on certain key assumptions.

                           The  following  important factors could cause the Telecom  Italia  Group's actual results to differ  materially  from  those  projected  or implied in any forward-looking statements:

                         * the impact and consequences of the proposed transaction on our  cash flow and results of operations, as a result of the significant increase in our debt levels if the proposed cash tender offers are successfully completed which  may  affect  our  ability  to  take  advantage of other investment opportunities and our ability to successfully  achieve  previously stated
                           debt reduction targets;

                         * the  continuing impact of increased competition in a liberalized  market, including  competition from global and regional alliances formed by other telecommunications operators in the core domestic fixed-line and wireless markets of the Telecom Italia Group;

                         * the ability  of  the  Telecom  Italia  Group to introduce new services to stimulate increased usage of its fixed and  wireless  networks  to offset declines  in  its  fixed-line  business  due to the continuing impact  of regulatory  required  price reductions, market  share  loss  and  pricing pressures generally;

                         * the continuing impact of rapid or "disruptive" changes in technologies;

                         * the ability of the Telecom Italia Group to achieve cost-reduction targets in the time frame established or to continue the process of rationalizing its non-core assets;

                         * the  impact  of  regulatory  decisions  and  changes  in  the  regulatory environment;

                         * the impact of political  and  economic  developments  in  Italy and other countries in which the Telecom Italia Group operates;

                         * the impact of fluctuations in currency exchange and interest rates;

                         * Telecom Italia's ability to successfully roll out its UMTS  networks  and services  and  to realize the benefits of its investment in UMTS licenses and related capital expenditures;

                         * Telecom Italia's ability to successfully implement its internet strategy;

                         * the ability of the Telecom Italia Group to achieve the expected return on the significant investments and capital expenditures it has made in Latin
                           America and in Europe;

                         * the amount and timing  of  any  future  impairment  charges  for  Telecom
                           Italia's licenses, goodwill or other assets; and

                         * the impact of litigation or decreased mobile communications usage arising from  actual  or  perceived  health  risks  or other problems relating to mobile handsets or transmission masts.

                           The foregoing factors should not be construed  as exhaustive.  Due to such uncertainties and risks, readers are cautioned not to  place  undue reliance on such  forward-looking  statements,  which  speak  only  as of the date  hereof.
                      Telecom Italia undertakes no obligation to release publicly  the  result of any revisions  to  these  forward-looking  statements which may be made to  reflect events or circumstances after the date hereof.

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:      April 7th, 2004

                                                   TELECOM ITALIA S.p.A.

                                              BY: /s/ Carlo De Gennaro
                                                  ---------------------------
                                                      Carlo De Gennaro
                                                       Company Manager